UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER
001-31579
CUSIP NUMBER
25811P886

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	June 30, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
          DORAL FINANCIAL CORPORATION
Full Name of Registrant
          N/A
Former Name if Applicable
          1451 F.D. Roosevelt Avenue
Address of Principal Executive Office (Street and Number)
          San Juan, Puerto Rico 00920
City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Doral Financial Corporation (the “Company”) was not able to timely file with the Securities and Exchange Commission (the “Commission”) its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 as a result of delays in the preparation of certain footnote disclosures to its consolidated financial statements for the quarter ended June 30, 2011 related to troubled debt restructuring and the development of some of the related financial disclosures to be included in its management discussion and analysis. The Company expects to file the Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 within five calendar days of the prescribed due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Laura Vázquez	787	474-6764
Controller and Principal Accounting Officer
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑  No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑   No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
As disclosed by the Company in the quarterly earnings press release issued on July 28, 2011, the Company reported net income for the quarter ended June 30, 2011 of $4.5 million compared to a net loss of $233.3 million for the quarter ended June 30, 2010. As was also disclosed by the Company in the quarterly press release issued on July 28, 2011, the Company reported net income attributable to common shareholders of $2.1 million and earnings per common share of $0.02 for the quarter ended June 30, 2011, compared to a net loss attributable to common shareholders and loss per share of $235.7 million and $3.50, respectively, for the second quarter of 2010.
Please note that the Company’s quarterly earnings press release issued on July 28, 2011 was furnished by the Company to the Securities and Exchange Commission as Exhibit 99.1 to the Current Report on Form 8-K filed on August 1, 2011.
Doral Financial Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011	By:	/s/ Laura Vázquez Controller and Principal Accounting Officer